Exhibit 99.1

SIMILARWEB ANNOUNCES FOURTH QUARTER 2021 RESULTS ABOVE PRIOR GUIDANCE AND STRONG PROGRESS ON ALL KEY METRICS

Fourth quarter 2021 revenue grew 51% year-over-year to $40.2 million
NRR for $100K+ ARR customers increases to 125%

Introduces strong guidance for Q1 and 2022 with revenue growth over 40%

TEL AVIV, ISRAEL -- February 16, 2021 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading platform for digital intelligence, today announced financial results for its fourth quarter ended December 31, 2021.
“Q4 closed an outstanding and record-breaking year for us,” said Or Offer, Founder and CEO of Similarweb. “Similarweb provides companies with critical insights and actionable intelligence that helps them win online and accelerate their growth. In 2021, we continued our strong business execution, as can be seen by record revenue growth rate, record customer growth rate, record NRR and record multi-year deals. We are entering 2022 with very strong momentum and we are extremely excited about what lies ahead”.

Fourth Quarter 2021 Financial Highlights
Revenue
•Total revenue was $40.2 million, an increase of 51% compared $29.4 million for the fourth quarter of 2020.
•Total ARR was $165 million, an increase of 44% compared to the fourth quarter of 2020.

Exhibit 99.1
Operating loss
•GAAP operating loss was $(22.9) million, compared to $(6.0) million for the fourth quarter of 2020.
•GAAP net loss per share was $(0.32), compared to $(0.48) for the fourth quarter of 2020.
•Non-GAAP operating loss was $(18.4) million, compared to $(4.7) million for the fourth quarter of 2020.
•Non-GAAP operating loss per share was $(0.25), compared to $(0.31) for the fourth quarter of 2020.
Cash
•Cash and cash equivalents totalled $128.9 million as of December 31, 2021, compared to $159.1 million as of September 30, 2021.
•Free cash flow was $(11.5) million, compared to $(1.4) million for the fourth quarter of 2020.

Full Year 2021 Financial Highlights
Revenue
•Total revenue was $137.7 million, an increase of 47% compared to $93.5 million for 2020.
Operating loss
•GAAP operating loss was $(66.1) million, compared to $(19.7) million for 2020
•GAAP net loss per share was $(1.30), compared to $(1.58) for 2020.
•Non-GAAP operating loss was $(51.7) million, compared to $(14.9) million for 2020.
•Non-GAAP operating loss per share was $(0.97), compared to $(1.03) for 2020.
Cash
•Free cash flow was $(30.4) million, compared to $(4.9) million for 2020.

Exhibit 99.1
Recent Business Highlights
•Signed a new data licensing agreement with App Annie, allowing access to an important set of App Annie’s mobile application data, which will be incorporated into our platform.
•Grew number of customers to 3,487 as of December 31, 2021, an increase of 28% compared to December 31, 2020.
•Grew average annual revenue per customer to $48K in the fourth quarter of 2021, an increase of 18% compared to the fourth quarter of 2020.
•Grew number of customers with ARR of $100,000 or more to 271, an increase of 45% compared to December 31, 2020.
•Customers with ARR of $100,000 or more contributed 51% of the total ARR as of December 31, 2021, compared to 49% as of December 31, 2020.
•Dollar-based net retention rate for customers with ARR of $100,000 or more increased to 125% as compared to 113% in the fourth quarter of 2020.
•Overall dollar-based net retention rate increased to 113% as compared to 101% in the fourth quarter of 2020.
•Multi-year deals now comprise 33% of our overall ARR, compared to 25% as of December 31, 2020.
•Remaining performance obligations increased 60% year over year, to $137.5 million as of December 31, 2021.

Exhibit 99.1
Financial Outlook
“We are pleased with another exceptionally strong and record-breaking quarter” said Jason Schwartz, Chief Financial Officer of Similarweb. “Our investments across the business are paying off and fueling our continued rapid growth. On that basis, we are issuing strong guidance for the first quarter and full year 2022”.
•Q1 2022 Guidance
◦Total revenue between $41.1 million and $41.5 million, representing 40% growth year over year at the mid range.
◦Non-GAAP operating loss between ($20.5) million and ($20.9) million.
•FY 2022 Guidance
◦Total revenue between $193.0 million and $194.0 million, representing 41% growth year over year at the mid range.
◦Non-GAAP operating loss between ($83.0) million and ($84.0) million, reflecting continued investment to further expand our data moats through the previously reported acquisition of Embee Mobile and the data licensing agreement with App Annie, as well as increased investment in R&D and in our go-to-market which is designed to support our continued growth plans.
The Company’s first quarter and 2022 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. If actual results vary from these assumptions, the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss, the most directly comparable GAAP measure to non-GAAP operating loss, and similarly cannot provide a reconciliation between its forecasted non-GAAP operating loss and forecasted operating loss without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.

Exhibit 99.1
Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time today, February 16, 2022. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at (201) 689-7806 internationally.

About Similarweb: As a trusted platform for understanding online behavior, millions of people rely on Similarweb insights to strengthen their knowledge of the digital world. We empower anyone — from the curious individual to the enterprise business leader — to make smarter decisions by understanding why things happen across the digital ecosystem.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include statements relating to the expected performance of our business, future financial results, strategy, the potential impacts of the COVID-19 pandemic and associated global economic uncertainty, long-term growth and overall future prospects and the size and our ability to capitalize on our market opportunity. Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a variety of assumptions, uncertainties, risks and factors that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) challenges associated with forecasting our revenue given our recent growth and rapid technological development, (ii) our history of net losses and desire to increase operating expenses, thereby limiting our ability to achieve profitability, (iii) challenges related to effectively managing our growth, (iv) intense competition in the market and services categories in which we participate, (v) potential reductions in participation in our contributory network and/or increase in the volume of opt-out requests from individuals with respect to our collection of their date, or a decrease in our direct measurement dataset, which could lead to a deterioration in the depth, breadth or accuracy of our data, (vi) our inability to attract new customers and expand subscriptions of current customers, (vii) changes in laws, regulations, and public perception concerning data privacy or

Exhibit 99.1
change in the patterns of enforcement of existing laws and regulations, (viii) our inability to introduce new features or solutions and make enhancements to our existing solutions, (ix) real or perceived errors, failures, vulnerabilities or bugs in our platform, (x) potential security breaches to our systems or to the systems of our third-party service providers, (xi) our inability to obtain and maintain comprehensive and reliable data to generate our insights, (xii) changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself that may diminish the demand for our solutions, and (xiii) failure to effectively develop and expand our direct sales capabilities, which could harm our ability to increase the number of organizations using our platform and achieve broader market acceptance for our solutions.
These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our final prospectus for our initial public offering filed with the SEC on May 12, 2021 in connection with our initial public offering and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.
Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Certain information contained in this press release relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this press release, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of any information obtained from third-party sources. In addition, all of the market data included in this press release involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

Exhibit 99.1
Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Non-GAAP operating income (loss) represents GAAP operating income (loss) less share-based compensation, retention payments related to business combinations, amortization of intangible assets, non-recurring expenses in relation to our initial public offering and certain other non-recurring items.

Press Contact:
Richard Krueger
Similarweb
press@similarweb.com

Investor Contact:
Annie Rosenberg
The Blueshirt Group, for Similarweb
ir@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheet
U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2021
Assets
Current assets:
Cash and cash equivalents	$23,943	$128,879
Short-term investments	30,000	—
Restricted deposits	1,454	11,474
Accounts receivable, net	25,257	31,017
Deferred contract costs	5,495	8,470
Prepaid expenses and other current assets	2,096	7,847
Total current assets	88,245	187,687
Property and equipment, net	6,090	6,356
Deferred contract costs, non-current	6,030	9,208
Intangible assets and goodwill	2,868	22,935
Other non-current assets	401	813
Total assets	$103,634	$226,999
Liabilities and shareholders' (deficit) equity
Current liabilities:
Borrowings under Credit Facility	$26,853	$—
Accounts payable	4,349	11,303
Payroll and benefit related liabilities	11,022	17,969
Deferred revenues	53,145	76,676
Other payables and accrued expenses	12,987	28,199
Total current liabilities	108,356	134,147
Deferred revenues, non-current	743	2,074
Deferred rent	3,012	2,602
Other long-term liabilities	773	3,262
Total liabilities	112,884	142,085

Exhibit 99.1

Commitments and contingencies
Convertible Preferred Shares, NIS 0.01 par value, 51,877,220 and 0 shares authorized as of December 31, 2020 and 2021 respectively, 50,657,042 and 0 shares issued and outstanding as of December 31, 2020, and 2021 respectively, liquidation preference of $202,483 and $0 as of December 31, 2020, and 2021 respectively	135,810	—
Shareholders' (deficit) equity
Ordinary Shares, NIS 0.01 par value, 79,176,826 and 500,000,000 shares authorized as of December 31, 2020, and 2021 respectively, 15,328,449 and 74,847,609 shares issued as of December 31, 2020 and 2021 respectively, 15,326,281 and 74,845,441 shares outstanding as of December 31, 2020 and 2021 respectively	42	205
Additional paid-in capital	25,908	324,614
Accumulated other comprehensive income	76	160
Accumulated deficit	(171,086)	(240,065)
Total shareholders' (deficit) equity	(145,060)	84,914
Total liabilities, convertible preferred shares and shareholders' (deficit) equity	$103,634	$226,999

Exhibit 99.1
Similarweb Ltd.
Consolidated Statement of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,			Three Months Ended December 31,
	2020	2021		2020	2021
Revenues	$93,486	$137,668		$26,637	$40,151
Cost of revenues	21,417	31,752		5,624	10,691
Gross profit	72,069	105,916		21,013	29,460
Operating expenses:
Research and development	22,086	44,378		6,420	14,278
Sales and marketing	53,690	93,844		15,725	27,982
General and administrative	15,967	33,801		4,912	10,103
Total operating expenses	91,743	172,023		27,057	52,363
Loss from operations	(19,674)	(66,107)	—	(6,044)	(22,903)
Finance expenses, net	(1,682)	(1,891)		(716)	(733)
Loss before income taxes	(21,356)	(67,998)		(6,760)	(23,636)
Income taxes	640	981		398	174
Net loss	$(21,996)	$(68,979)		$(7,158)	$(23,810)
Deemed dividend to ordinary and preferred shareholders	$(825)	$—		$(114)	$—
Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.58)	$(1.30)		$(0.48)	$(0.32)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	14,442,172	53,201,603		15,154,590	74,685,076
Net loss	$(21,996)	$(68,979)		$(7,158)	$(23,810)
Other comprehensive income (loss), net of tax
Change in unrealized gain (loss) on cashflow hedges	(73)	84		16	137
Total other comprehensive income (loss), net of tax	(73)	84		16	137
Total comprehensive loss	$(22,069)	$(68,895)		$(7,142)	$(23,673)

Exhibit 99.1
Share based compensation costs included above:
U.S. dollars in thousands

	Year Ended December 31,		Three Months Ended December 31,
	2020	2021	2020	2021
	(in thousands)
Cost of revenues	$40	$211	$15	$90
Research and development	1,107	4,058	269	1,143
Sales and marketing	821	3,450	301	1,146
General and administrative	2,832	3,452	745	936
Total	$4,800	$11,171	$1,330	$3,315

Exhibit 99.1
Similarweb Ltd.
Consolidated Statement of Cash Flows
U.S. dollars in thousands

	Year Ended December 31,		Three Months Ended December 31,
	2020	2021	2020	2021
Cash flows from operating activities:
Net loss	$(21,996)	$(68,979)	$(7,158)	$(23,810)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,964	3,167	480	1,539
Finance (expense) income	(202)	45	(198)	249
Unrealized loss (gain) from hedging future transactions	313	(23)	142	(5)
Share-based compensation	4,800	11,171	1,330	3,315
Provision for accrued interest on Credit Facility	2	(53)	(29)	—
Changes in operating assets and liabilities:
Increase in accounts receivable, net	(6,620)	(5,132)	(8,580)	(5,986)
Increase in deferred contract costs	(5,211)	(6,127)	(1,363)	(2,070)
(Increase) decrease in other current assets	(249)	(5,556)	263	(2,844)
Increase in other non-current assets	(272)	(412)	(332)	(483)
Increase in accounts payable	1,295	6,631	138	1,794
Increase in deferred revenue	12,895	24,384	10,329	12,139
Decrease in deferred rent	(443)	(410)	(136)	(75)
Increase (decrease) in other non-current liabilities	327	475	150	(153)
Increase in other liabilities and accrued expenses	9,637	13,194	4,120	6,021
Net cash used in operating activities	(3,760)	(27,625)	(844)	(10,369)
Cash flows from investing activities:
Purchases of property and equipment, net	(748)	(2,311)	(320)	(896)
Capitalized internal-use software costs	(387)	(502)	(218)	(274)
(Increase) decrease in restricted deposits	(72)	(10,020)	(2)	(9,758)

Exhibit 99.1

(Increase) decrease in short-term investments	(29,553)	30,000	(30,000)	—
Payments for business combinations, net of cash acquired	—	(9,507)	—	(9,007)
Acquisition of intangible assets	—	(300)	—	—
Net cash (used in) provided by investing activities	(30,760)	7,360	(30,540)	(19,935)
Cash flows from financing activities:
Proceeds from issuance of Preferred C Shares, net	39,785	—	39,785	—
Proceeds from PPP loan	1,759	—	—	—
Repayment of PPP loan	(1,759)	—	(1,759)	—
Proceeds from exercise of stock options	1,442	1,222	469	492
Borrowings under Credit Facility	10,000	30,000	—	—
Repayment of Credit Facility	—	(56,800)	—	—
Repayment of borrowings acquired in business combinations	—	(112)	—	(112)
Proceeds from initial public offering, net of underwriting fees and commissions and other issuance costs	—	150,936	—	—
Net cash provided by financing activities	51,227	125,246	38,495	380
Effect of exchange rates on cash and cash equivalents	202	(45)	198	(249)
Net increase (decrease) in cash and cash equivalents	16,909	104,936	7,309	(30,173)
Cash and cash equivalents, beginning of period	7,034	23,943	16,634	159,052
Cash and cash equivalents, end of period	$23,943	$128,879	$23,943	$128,879
Supplemental disclosure of cash flow information:
Interest paid	$1,148	$531	$295	$3
Taxes paid	$190	$468	$69	$3
Supplemental disclosure of non-cash financing activities:
Offering costs incurred during the period included in accounts payable and accrued expenses	$124	$270	$—	$—

Exhibit 99.1

Schedule A : Business combinations

Working capital (deficit), net (excluding cash and cash equivalents)	$(8,865)
Property, plant and equipment	13
Goodwill and other intangible assets	20,374
Deferred taxes, net	(2,015)
$9,507

Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of Loss from operations (GAAP) to Non-GAAP operating loss

	Year Ended December 31,		Three Months Ended December 31,
	2020	2021	2020	2021
	(In thousands)
Loss from operations	$(19,674)	$(66,107)	$(6,044)	$(22,903)
Share-based compensation expenses	4,800	11,171	1,331	3,315
Non-recurring fees related to initial public offering	—	1,214	—	—
Retention payments related to business combinations	—	1,103	—	289
Amortization of intangible assets related to business combinations	—	608	—	608
Non-recurring expenses related to termination of lease agreement and others	—	315	—	315
Non-GAAP operating loss	$(14,874)	$(51,696)	$(4,713)	$(18,376)

Reconciliation of Net cash used in operating activities (GAAP) to Free cash flow

	Year Ended December 31,		Three Months Ended December 31,
	2020	2021	2020	2021
	(In thousands)
Net cash used in operating activities	$(3,760)	$(27,625)	$(844)	$(10,369)
Purchases of property and equipment, net	(748)	(2,311)	(320)	(896)
Capitalized internal use software costs	(387)	(502)	(218)	(274)
Free cash flow	$(4,895)	$(30,438)	$(1,382)	$(11,539)